4-1-02

02030068

1117713

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

ClearWave N.V.

(Translation of registrant's name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REPORT OF INDEPENDENT AUDITORS

To the Board of Management and Shareholders of
ClearWave N.V.

We have audited the accompanying consolidated balance sheets of ClearWave N.V. as of December 31, 2001 and 2000, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of ClearWave N.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ClearWave N.V. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

Montréal, Canada
March 4, 2002

Ernst & Young LLP

CLEARWAVE N.V.

CONSOLIDATED BALANCE SHEETS

As at December 31,
[In thousands of U.S. dollars]

	2001 $	2000 $
ASSETS *[note 7]*		
Current assets		
Cash and cash equivalents	**54,982**	121,229
Trade debtors, net of allowance for doubtful accounts of $8,510 and $8,888 as at December 31, 2001 and 2000 respectively	**44,054**	32,818
Inventories	**15,386**	10,544
Value added taxes recoverable	**6,772**	10,496
Prepaid expenses	**10,843**	11,376
Vendor prepayments	**10,566**	5,048
Other current assets	**7,772**	3,857
Deferred income tax asset *[note 10]*	**3,548**	—
Investments *[note 4]*	—	8,055
Total current assets	**153,923**203	,423
Property, plant and equipment *[note 5]*	**871,070**	728,972
Licenses *[note 5]*	**97,667**	104,199
Goodwill *[note 5]*	**52,606**	24,297
Deferred financing costs	**16,850**	21,843
Total assets	**1,192,116**	1,082,734
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable – trade	**69,146**	118,836
Accounts payable – TIW group *[notes 1 and 13]*	**11,451**	9,591
Value added taxes payable	**1,465**	6,186
Accrued interest	**6,819**	6,383
Other accrued liabilities	**27,162**	23,012
Deferred revenues	**32,370**	15,159
Due to parent and affiliated companies *[notes 1 and 13]*	**90,144**	27,978
Derivative financial instrument position *[note 3]*	**2,788**	—
Current portion of long-term debt *[note 7]*	**41,251**	20,890
Total current liabilities	**282,596**228	,035
Long-term debt *[note 7]*	**580,272**	557,334
Derivative financial instrument position *[note 3]*	**30,083**	—
Deferred income tax liability *[note 10]*	**3,548**	—
Minority interest	**161,575**1	67,963
Total liabilities	**1,058,074**	953,332
SHAREHOLDERS' EQUITY *[note 1]*		
Share capital *[note 8]*	**21,467**	21,467
45,868,498 Class A Subordinate Voting Shares and		
38,230,950 Class B Multiple Voting Shares		
Share premium	**163,865**163	,865
Deficit	**(45,508)**	(52,843)
Accumulated other comprehensive income (loss)		
Foreign currency translation adjustment	**979**	(3,087)
Fair value of interest rate and cross currency swaps	**(6,761)**	—
Total shareholders' equity	**134,042**	129,402
	1,192,116	1,082,734

Commitments *[note 14]*
See accompanying notes

On behalf of the board of management:

ALEXANDER TOLSTOY
Managing Director

KEES VAN RAVENHORST
Managing Director

CLEARWAVE N.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31,
[In thousands of U.S. dollars, except share and per share data]

	2001 $	2000 $	1999 $
Revenues			
Services	**485,796**	320,978	211,359
Equipment	**30,512**	20,626	22,606
	516,308	341,604	233,965
Costs			
Cost of services	**167,110**	99,020	50,706
Cost of equipment	**49,559**	34,316	32,617
Selling, general and administrative expenses *[notes 9 and 13]*	**158,032**	167,407	102,169
Depreciation and amortization *[note 9]*	**120,353**	88,021	52,253
Operating income (loss)	**21,254**	(47,160)	(3,780)
Interest expense *[note 9]*	**(66,703)**	(36,543)	(25,016)
Interest and other income	**3,951**	6,020	3,894
Foreign exchange gain (loss)	**2,939**	(4,937)	(15,167)
Gain on disposal of investments *[note 4]*	—	—	62,136
Income (loss) before income taxes and minority interest	**(38,559)**	(82,620)	22,067
Income taxes *[note 10]*	—	—	—
Income (loss) before minority interest	**(38,559)**	(82,620)	22,067
Minority interest	**45,894**	63,518	15,934
Net income (loss)	**7,335**	(19,102)	38,001
Foreign currency translation adjustment *[note 15]*	**4,066**	(2,568)	(519)
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of minority interest of $757 *[note 3]*	**(1,318)**	—	—
Change in fair value of interest rate and cross currency swaps, net of minority interest of $15,896*[note 3]*	**(5,443)**	—	—
Comprehensive income (loss)	**4,640**	(21,670)	37,482
Weighted average number of shares *[note 1]*	**84,099,448**	84,099,448	84,099,448
Basic and diluted earnings (loss) per share *[note 1]*	**0.09**	(0.23)	0.45

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,
[In thousands of U.S. dollars]

	2001 $	2000 $	1999 $
OPERATING ACTIVITIES			
Net income (loss)	**7,335**	(19,102)	38,001
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities			
Depreciation and amortization	**120,353**	88,021	52,253
Amortization of deferred financing costs	**5,401**	3,917	1,957
Accreted interest on long-term debt	**2,394**	2,070	1,752
Accreted interest on advances from parent company	**10,043**	265	(2,870)
Minority interest	**(45,894)**	(63,518)	(15,934)
Unrealized foreign exchange gains	**(3,643)**	—	—
Gain on disposal of investments	—	—	(62,136)
Changes in operating assets and liabilities *[note 11]*	**(44,733)**	83,269	12,269
Cash provided by operating activities	51,256	94,922	25,292
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment *[note 11]*	**(283,422)**	(324,501)	(147,039)
Acquisitions of licenses	—	—	(57,843)
Increase of ownership in subsidiaries *[note 4]*	**(23,239)**	(20,000)	—
Proceeds on advances to minority interests and sale of shares of a subsidiary *[note 4]*	—	—	74,894
Cash used in investing activities	**(306,661)**	(344,501)	(129,988)
FINANCING ACTIVITIES			
Increase (decrease) in short-term loans	—	(5,791)	5,791
Invested capital and other cash contributions from the parent company	—	49,096	8,068
Distribution of capital in reduction of share premium *[note 4]*	—	—	(74,894)
Advances from parent company	**43,739**	19,792	4,705
Reimbursement of advances from parent company	**(8,133)**	(2,160)	—
Issuance of subsidiaries' shares to minority interest, net of issue costs of $1,037 in 1999	**65,779**	121,340	89,509
Deferred financing costs	—	(11,165)	(10,677)
Proceeds from issue of long-term debt	**114,106**	176,385	88,695
Repayment of long-term debt	**(25,705)**	(7,002)	—
Cash provided by financing activities	189,786	340,495	111,197
Net effect of exchange rate translation on cash and cash equivalents	**(628)**	4,436	—
Net change in cash and cash equivalents	**(66,247)**	95,352	6,501
Cash and cash equivalents, beginning of period	**121,229**	25,877	19,376
Cash and cash equivalents, end of period	54,982	121,229	25,877

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31,
[In thousands of U.S. dollars]

	Invested Capital $	Share Capital *[note 8]* $	Share Premium $	Deficit $	Accumulated Other Comprehensive Income $	Total Shareholders' Equity $
Balance as at December 31, 1998	195,013	—	—	(71,742)	—	123,271
Net income	—	—	—	38,001	—	38,001
Increase in parent net investment	2,068	—	—	—	—	2,068
Reorganization *[note 1]*	(197,081)	151	196,930	—	—	—
Cash contributions allocated as share premiums	—	—	6,000	—	—	6,000
Distribution of capital	—	—	(74,894)	—	—	(74,894)
Reorganization of share capital *[note 1]*	—	21,316	(21,316)	—	—	—
Foreign currency translation adjustment	—	—	—	—	(519)	(519)
Balance as at December 31, 1999	—	21,467	106,720	(33,741)	(519)	93,927
Net loss	—	—	—	(19,102)	—	(19,102)
Cash contributions allocated as share premiums	—	—	57,145	—	—	57,145
Foreign currency translation adjustment	—	—	—	—	(2,568)	(2,568)
Balance as at December 31, 2000	—	21,467	163,865	(52,843)	(3,087)	129,402
Net income	—	—	—	7,335		7,335
Foreign currency translation adjustment	—	—	—	—	4,066	4,066
Cumulative effect of change in accounting principle for derivatives and hedging activities	—	—	—	—	(1,318)	(1,318)
Change in fair value of interest rate and cross-currency swaps	—	—	—	—	(5,443)	(5,443)
Balance as at December 31, 2001	—	21,467	163,865	(45,508)	(5,782)	134,042

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

ClearWave N.V. ["the Company"], either directly or indirectly, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently has cellular operations in Romania through its operating subsidiary MobiFon S.A. and in the Czech Republic through its operating subsidiary, Ceský Mobil a.s. As at December 31, 2001, Telesystem International Wireless Corporation N.V. ["TIWC"], itself a wholly-owned subsidiary of Telesystem International Wireless Inc. ["TIW"], had a 45.5% equity interest and an 80.7% voting interest in the Company. As at December 31, 2001 the Company owned 100% of the equity and voting rights of TIW Holding (Cyprus) Limited, which owned 63.5% of the equity and voting rights of MobiFon S.A. The Company also owned 23.4% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V., which owned 95.5% of the equity and voting rights of Ceský Mobil a.s.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the servicing of its debts in Romania and the addition of capacity to its existing networks. The Company intends to finance such future capital requirements from cash flows from operating activities as it relates to MobiFon S.A. For Ceský Mobil a.s., it will be financed by the syndicated senior credit facility and by committed equity contribution from TIW Czech N.V. The Company's future cash commitments may also include the possible exercise of a put option held by a minority shareholder of its operating subsidiary [see note 14]. The Company's share of these commitments amounts to approximately $18 million as at December 31, 2001 which will be financed from subsidiary distributions, asset sales, shareholder contributions or other sources.

As at December 31, 2001, the Company's total indebtedness to TIW and its affiliates amounted to $101.6 million consisting of accounts payable of $11.5 million and demand notes at the corporate level of $90.1 million. The demand notes are convertible into shares at the option of TIW and its affiliates subject to certain conditions *[see note 13]*. Covenants with respect to other debts restrict the ability of the Company's subsidiaries to pay dividends or make other distributions and the Company does not currently have enough available cash resources to repay the demand notes and the interest thereon. Should those demand notes not be converted into shares, any refinancing, if required, may be with terms more onerous than that of the current demand notes.

The Company intends to finance any future projects in the region from externally generated funds, such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

Basis of presentation

The Company was incorporated on September 17, 1999 under the laws of The Netherlands. On that date, the Company issued 50,000 shares of its common stock to TIWC, its parent company, for a consideration of €50,000. Pursuant to a Share Contribution Agreement dated October 21, 1999 with TIWC, the Company issued 100,000 shares of its common stock in exchange for TIWC's 62.0% equity interest in MobiFon S.A., advances made to a minority shareholder in MobiFon S.A. and other costs incurred by TIWC in 1999 in connection with its projects in Central and Eastern Europe. On October 22, 1999, the Company acquired from TIWC all of the issued and outstanding shares of TIW Czech N.V., for consideration of one share of its common stock. This reorganization was accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if the Company had always carried on the business in Central and Eastern Europe.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONT'D)

On February 13, 2001, a reorganization of the Company's share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class "B" Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class "A" Subordinate Voting Shares and 37,930,948 Class "B" Multiple Voting Shares. In connection with TIW's February 14, 2001 public offering of units, the Company became a registrant with the Securities Exchange Commission in the United States and with the Canadian securities commissions.

The continuity of the number of shares in these financial statements reflects the attribution of the new capital structure adopted following the reorganizations described above as though it had always existed. Under a contract of association, as long as MobiFon S.A. constitutes over 25% of the fair market value of the Company's assets, all transfers and issuance of the Company's treasury shares, except for the above units, give a minority shareholder of MobiFon S.A., a right of first refusal to purchase a proportionate percentage of the Company's interest in MobiFon S.A. at fair market value.

The consolidated financial statements present net assets as invested capital for the period from inception to October 21, 1999. On this date, the invested capital was allocated to common stock based on the nominal value with the balance allocated to share premium. These consolidated financial statements include the funding through invested capital. The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed in the Company as a stand-alone entity because the Company's access to capital and cost of capital as a stand-alone entity would have been different than that of TIWC. In connection with the initial subscription of MobiFon S.A., TIWC. had made advances to certain Romanian minority shareholders that have not been reflected in these financial statements.

The consolidated financial statements for the period from inception to October 21, 1999 include an allocation of TIW's central management costs based on the level of services rendered. TIW's central management costs include all of the incremental costs from TIW employees and consultants undertaking activities on behalf of the Company and its subsidiaries, including but not exhaustively business development, technical, engineering and general management, marketing and customer services and financial management and a percentage allocation of other corporate costs which could not be specifically allocated to the Company and its subsidiaries. The Company believes that such basis of allocation is reasonable and that the allocated amount, together with costs incurred directly by the Company's operations, is representative of the costs that would have been incurred by the Company's operations on a stand-alone basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"] and the related rules and regulations adopted by the United States Securities and Exchange Commission. As described in Note 16, except for the presentation of the consolidated statements of comprehensive income (loss), these accounting principles would not materially differ from those that would have been followed had the financial statements been prepared in accordance with Canadian GAAP.

The summary of significant accounting policies is as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's principal subsidiaries are TIW Holding (Cyprus) Limited, and its subsidiary MobiFon S.A., and TIW Czech N.V., and its subsidiary Cesk‎ý Mobil a.s. The effect of the decrease in the Company's equity interest as a result of the shares issued by subsidiaries to minority interests is reported as dilution gains or losses in the Company's consolidated statements of income (loss).

Cash equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Inventories

Inventories consist principally of handsets and accessories held for resale and spare parts and are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value.

Property, plant and equipment and licenses

Fixed assets and intangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Network equipment and infrastructure	10 years
Buildings	20 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Licenses	15 and 20 years
Leasehold improvements	terms of the leases

Goodwill

Goodwill, representing the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired, is amortized over a period of 20 years. On an ongoing basis, management evaluates the carrying value of goodwill for possible impairment. Such evaluation compares current and anticipated non-discounted cash flows before interest charges from related operations to the unamortized goodwill balance over its remaining life, and considers operating trends and other relevant factors.

Financing costs

Share issue costs are recorded as a reduction of the related share capital. Debt issue costs are deferred and are amortized, using the straight line method, over the life of the debt to which they relate.

Income taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Foreign currency translation

Transactions arising in foreign currencies are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss). Results of operations from Ceský Mobil a.s., which reports in Czech Koruna are translated using the current rates at the transaction dates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting translation gains or losses are accumulated as a separate component of shareholders' equity.

Romania has a highly inflationary economy and accordingly the financial statements of foreign entities in highly inflationary economies, in this case MobiFon S.A., are re-measured, using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

Revenue recognition

Revenues from airtime and roaming, including those billed in advance are recognized when services are provided or when contracts expire in the case when services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured, at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue for the airtime is measured at the face value of the time sold.

Subscriber acquisition costs

The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising costs

Advertising costs are expensed as incurred.

Earnings per share

Basic earnings (net loss) per share is calculated using the weighted average number of shares of common stock outstanding during the year.

Derivative financial instruments

Interest rate option and swap agreements and cross currency swap agreements are used by the Company to hedge cash flow risk on its variable rate long-term debt. Changes in the fair value of these instruments are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Recent accounting developments

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the non amortization provisions of Statement 142 is expected to result in an increase in net income of $2.8 million ($0.03 per share) in 2002. Similar requirements were also issued in Canada under Sections 1581 and 3062 of the CICA Handbook.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 137and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount; the Company also manages its foreign currency exposure through hedging contracts. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly.

All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.
All of the Company's derivatives that are designated as hedges at December 31, 2001 are designated as cash flow hedges.

As disclosed in Note 7, MobiFon S.A. has hedged its variable-rate debt, which matures in 2006, by entering into interest rate swaps and agreements with MobiFon's lenders in which MobiFon has agreed to exchange, at specified intervals, the difference between fixed and variable interest on its $230.8 million of variable rate debt until April 2002. These swaps have a fair value totaling ($2.8) million as at December 31, 2001, and were designated as cash flow hedges of the underlying variable-rate interest payments. Since the Company's assessment of the hedging relationship revealed immaterial ineffectiveness, the entire unrealized loss, net of tax and minority interest, was recorded in Accumulated Other Comprehensive Income within Shareholders' Equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

3. CHANGE IN ACCOUNTING POLICY (CONT'D)

Additionally, as further described in Note 7, Cesky Mobil a.s.. has hedged a portion of its variable-rate debt, by entering into interest rate and currency swap arrangements in which Cesky Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on Euro 116.3 million and 3.0 billion Koruna of variable rate debt until November 2005. Additionally, the swaps relating to €137.8 million of Euro-based debt have fixed the foreign currency rates on the interest payments and on €116.3 million of principal from the Euro to Koruna and have been designated as cash flow hedges of the underlying variable-rate foreign currency interest and principal payments. $9.5 million of the unrealized loss associated with the swaps was reflected in income against the change in carrying value of the related hedged foreign currency debt; since the Company's assessment of the hedging relationship revealed no ineffectiveness, the remaining unrealized loss, net of tax and minority interest, was recorded in Accumulated Other Comprehensive Income within Shareholders' Equity.

For the year ended December 31, 2001 the change in the fair value of the Company's interest rate swap and foreign currency cash flow hedges totaled $30.8 million, of which $9.5 million was reflected in income against the change in carrying value of the related hedged foreign currency debt the effect on Other Comprehensive Income, after accounting for minority interest share of these changes, is $6.8 million, including a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001. $2.8 million of the unrealized loss relates to interest rate swaps which expire in April 2002 and, as such, has been included in current liabilities. The remaining unrealized losses are included in long term liabilities. The concentration of credit risk with respect to these financial instruments is limited.

A rollforward of Other Comprehensive Income related to these hedges is provided below:

For the year ended December 31, 2001	MobiFon S.A.	Ceský Mobil a.s.	Total
Cumulative effect of adopting Statement 133	1,318	-	1,318
Net change in derivative fair value during the period	453	4,990	5,443
Other comprehensive income balance (end of year)	1,771	4,990	6,761

4. INVESTMENTS AND DIVESTITURES

MobiFon S.A.

In November 1999, a minority shareholder of MobiFon S.A. exercised its option to acquire treasury shares of MobiFon S.A., for cash consideration of $25.6 million. In addition, this minority shareholder reimbursed the Company for advances made to it and also acquired shares of MobiFon S.A., held by the Company for an aggregate cash consideration of $74.9 million which has been paid to TIWC as a distribution of capital and recorded as a reduction of share premium. As a result of these transactions a gain of $62.1 million was recognized and the equity interest of the Company in MobiFon S.A., decreased from 62.0% to 54.7%. The gain included a dilution gain of $6.0 million.

In June 2000, the Company acquired 4.23% of MobiFon S.A.'s outstanding shares from a minority shareholder for an aggregate purchase price of $32.2 million. Of this amount, $17.0 million was paid cash and $6.1 million through a forgiveness of debt, which was financed by a $15.1 million demand loan and $8.0 million of equity contributions from TIWC. The remaining $9.1 million was paid through an issue of shares by TIW. The issuance of shares by TIW on behalf of the Company resulted in a corresponding demand loan from TIW. In November 2000, the Company entered into an agreement to sell 25% of the acquisition for proceeds equal on a pro-rata basis to the consideration paid by the Company subject to fulfillment of certain conditions. Those conditions were fulfilled in January 2001. The acquisition was accounted for using the purchase method except for the shares subject to the November 2000 sale agreement, which are considered to be a temporary investment and accounted for at cost. As a result of the acquisition, $19.5 million of goodwill has been recorded and the Company's equity interest increased from 54.7% to 58.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

4. INVESTMENTS AND DIVESTITURES (CONT'D)

On February 15, 2001, pursuant to an agreement signed in December 2000, the Company acquired 5.7% of MobiFon S.A.'s outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through an issue of units by TIW and $5.0 million through a forgiveness of debt. The issuance of units by TIW on behalf of the Company resulted in a corresponding demand loan from TIWC. These transactions, which increased the Company's equity interest to 63.5%, were accounted for using the purchase method and goodwill amounting to $31 million was recorded.

Ceský Mobil a.s.

In January 2000, TIW Czech N.V., exercised its right to acquire an additional 34.5% interest in Ceský Mobil a.s., for $3.0 million pursuant to call option agreements with a minority shareholder of Ceský Mobil a.s. As a result of this transaction TIW Czech N.V.'s, equity interest in Ceský Mobil a.s., increased from 51.0% to 85.5%. This acquisition was accounted for using the purchase method, and the excess of the purchase price over the fair value of the identifiable net assets acquired resulted in the creation of goodwill in an amount of $5.6 million.

Following the capital calls of Ceský Mobil a.s., in 2000 and 2001 in which the shareholders other than the Company's subsidiary did not participate, the equity interest of the Company's subsidiary in Ceský Mobil a.s., increased from 85.5% to 94.1% and 95.5% at December 31, 2000 and 2001, respectively and will further increase to 95.8% upon registration of the shares issued pursuant to the December, 2001 call. No goodwill resulted from these transactions.

5. PROPERTY, PLANT AND EQUIPMENT, LICENSES AND GOODWILL

	Cost $	Accumulated depreciation and amortization $	Net book value $
As at December 31, 2001			
Property, plant and equipment			
Network equipment and infrastructure	**840,690**	**183,663**	**657,027**
Buildings and leasehold improvements	**29,767**	**6,573**	**23,194**
Computer equipment and software	**149,179**	**67,405**	**81,774**
Other equipment	**23,277**	**11,208**	**12,069**
Construction in progress	**97,006**	**—**	**97,006**
	1,139,919268,	**849**	**871,070**
Licenses	**134,800**	**37,133**	**97,667**
Goodwill	**56,024**	**3,418**	**52,606**
As at December 31, 2000			
Property, plant and equipment			
Network equipment and infrastructure	**721,680**	110,901	610,779
Buildings and leasehold improvements	**22,535**	3,630	18,905
Computer equipment and software	**97,394**	33,795	63,599
Other equipment	**16,265**	8,073	8,192
Construction in progress	**27,497**	—	27,497
	885,371	156,399	728,972
Licenses	**133,248**	**29,049**	**104,199**
Goodwill	**25,108**	**811**	**24,297**

Included in buildings and leasehold improvements are assets with a net carrying value of $12.2 million [2000 - $12.9] that are financed through an obligation under a capital lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

6. SHORT-TERM LOANS

As at December 31, 2001, MobiFon S.A. has available uncommitted operating credit facilities totaling $20 million and Ceský Mobil a.s., has an uncommitted operating credit facility of €7.0 million [$6.2 million], none of which were drawn as at December 31, 2001 and December 31, 2000. The uncommitted short term credit facility for €7.0 million bears interest at a rate of EURIBOR or LIBOR plus 0.65% per annum, depending on the drawing currency. The $20 million facilities consist of a $9.0 million overdraft facility and $1.0 million for issuance of letters of guarantee to third parties through ABN AMRO (Romania) and a second $10 million facility through Citibank (Romania). The $9.0 million overdraft facility can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. The second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

7. LONG-TERM DEBT

	2001 $	2000 $
MobiFon S.A.		
Syndicated senior credit facilities		
Original facility	158,825	175,398
Expansion facility	71,963	81,094
	230,788	256,492
Subordinated loans, including accrued interest of $7,726 and $5,333 as at December 31, 2001 and 2000 respectively	17,726	15,333
Other	12,700	12,700
	261,214	284,525
Ceský Mobil a.s.		
Syndicated senior credit facility		
Tranche "A" [€179.4 million and Koruna 2.5 billion - 2001, € 89.7 million and Koruna 1.3 billion - 2000]	229,902	116,841
Tranche "B" [€26.6 million and Koruna 1.7 billion - *2001 and 2000*]	71,902	70,386
	301,804	187,227
Financing under supply contracts to be refinanced by the syndicated senior credit facilities [€ 65.8 million – 2001, € 1129 million – 2000]	58,505	106,472
	360,309	293,699
	621,523	578,224
Less current portion	41,251	20,890
	580,272	557,334

MobiFon S.A.

The syndicated credit facilities include a $10 million subordinated loan bearing interest at 15% maturing in 2003 and $231.0 million [originally $285.0 million] of senior loans bearing interest at LIBOR plus 2.25% to 5.25% repayable by installments through October 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7. LONG-TERM DEBT (CONT'D)

The syndicated senior credit facilities are collaterized by a pledge of the Company's and certain of the minority interest's shares in MobiFon S.A., and by substantially all of the assets of MobiFon S.A., except for a first ranking pledge of MobiFon S.A.'s bank accounts in favor of the lenders under the operating credit facilities. The carrying value of these pledged assets as at December 31, 2001 is $538.8 million. MobiFon S.A. entered into interest rate swap agreements pursuant to which $171.9 million ($183.3 million at December 31, 2000) of the above borrowings have effective fixed interest rates from 7.41% to 9.68% until April 2002. A further $58.9 million ($63.3 million at December 31, 2000) of the above borrowings have effective fixed interest rates ranging from 8.35% to 9.75% until April 2002 as a result of an agreement with the lenders. The weighted average effective interest rate on these senior loans is 9.12% in 2001 [2000 – 9.46%]. This risk of non-performance by counter-parties to the swap agreements is low, as the agreements have been concluded with large, credit worthy financial institutions registered in the European Union and the United States.

Ceský Mobil a.s.

The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $344.9 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $71.9 million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. Drawings under either tranche must be on a dollar-for-dollar basis with the other tranche.

Ceský Mobil a.s. entered into interest rate and currency swaps arrangements pursuant to which €116.3 million [$103.4 million] of the Euro based borrowings as at December 31, 2001 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$83.5 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on the €21.5 [$19.1 million] draw which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from Euribor to Pribor. This €21.5 [$19.1 million] and a further 300.5 million Koruna [$8.4 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 10%, and will be no lower than 5.89%, until November, 2005. The effective weighted average interest rate on this credit facility is 8.0% in 2001 (9.45% in 2000). This risk of non-performance by counter-parties to the swap agreements is low, as the agreements have been concluded with large, credit worthy financial institutions registered in the European Union and the United States.

The facility is collateralized by a pledge of TIW Czech N.V.'s, shares in Ceský Mobil a.s., and of substantially all of the assets of Ceský Mobil a.s. Drawings under this credit facility are subject to certain financial tests and ratios.

As a result of MobiFon S.A.'s and Ceský Mobil a.s.'s syndicated senior credit facilities, the majority of the Company's net assets are restricted from distribution to the Company, unless waivers are obtained.

Minimum annual principal repayments of long-term debt outstanding at December 31, 2001 during the next five years are as follows:

	$
2002	41,251
2003	74,794
2004	81,016
2005	96,396
2006	82,832

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

8. SHARE CAPITAL [NOTES 1 AND 13]

Authorized

200,000,000 Class "A" Subordinate Voting Shares with a nominal value of €0.10. Each share carries the right to cast one vote.

200,000,000 Class "B" Multiple Voting Shares with a nominal value of €0.50. Each share carries the right to cast five votes, convertible, at the holder's option, into one Class "A" Subordinate Voting Share and four Class "C" shares. Class "C" Shares with a nominal value of €0.10 and carrying one vote per share are to be authorized and issued upon conversion of the Class "B" Multiple Voting Shares and are redeemable and cancelable for no consideration.

Issued

	Class "A" Subordinate Voting Shares		Class "B" Multiple Voting Shares		Total	
	Number	$	Number	$	Number	$
Balance as at December 31, 2001 and 2000	45,868,498	4,154	38,230,950	17,313	84,099,448	21,467

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	2001 $	2000 $	1999 $
Depreciation and amortization			
Property, plant and equipment	**109,825**	79,318	45,291
Licenses	**7,921**	7,892	6,962
Goodwill	**2,607**	811	—
	120,353	88,021	52,253
Interest expenses			
Interest on long-term financing	**51,246**	31,779	22,197
Interest on short-term financing	**10,426**	847	862
Amortization of deferred financing costs	**5,031**	3,917	1,957
	66,703	36,543	25,016
Other information			
Bad debt expense	**10,495**	10,267	4,012
Advertising costs	**25,017**	28,873	18,767

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except as to those which relate to MobiFon S.A., which is in a highly inflationary economy. Significant components of the Company's deferred tax assets and liabilities, which arose principally from operational subsidiaries, are as follows:

	2001 $	2000 $
Deferred tax assets		
Loss carryforwards	53,945	52,355
Carrying value of liabilities in excess of their tax value	9,063	4,169
Tax value of assets in excess of their carrying value	8,410	—
Total deferred tax assets before valuation allowance	71,418	56,524
Valuation allowance for deferred tax assets	(67,870)	(56,423)
Deferred tax assets	3,548	101
Deferred tax liabilities		
Carrying value of assets in excess of their tax value	(3,548)	101
Net deferred tax assets	—	—

As at December 31, 2001, the operational subsidiaries had net operating loss carryforwards that are available to reduce taxable income in future years, as follows:

Losses expiring in:	$
2004	4,600
2005	5,200
2006	5,400
2007	76,800
2008	63,600
	155,600

The net deferred tax assets for each period have been fully offset by a valuation allowance, due to the limited operating history of MobiFon S.A and Ceský Mobil a.s. The components of consolidated net income (loss) before income taxes and minority interest were as follows:

	2001 $	2000 $	1999 $
Corporate	**(18,362)**	(11,708)	61,336
Romania	**75,027**	25,654	(33,464)
Czech Republic	**(95,224)**	(96,566)	(5,805)
	(38,559)	(82,620)	22,067

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

10. INCOME TAXES (CONT'D)

The reconciliation of income tax computed at the statutory tax rates in The Netherlands with income tax expense is as follows:

	2001 $	2000 $	1999 $
Tax at statutory rate of 35%	**13,496**	28,917	(7,723)
Differences in effective rate attributable to income taxes of other countries	**3,694**	(1,306)	(3,579)
Differences related to assets and liabilities re-measured from local currency into the functional currency	**(2,747)**	(9,444)	9,454
Effect of change in tax rate in Romania from 38% to 25% in 1999	—	—	(19,811)
Tax effect of non taxable gain on investments	—	—	21,750
Non tax deductible expenses	**(2,996)**	(1,507)	(1,238)
Valuation allowance	**(11,447)**	(16,660)	1,147
	—	—	—

11. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENT OF CASH FLOWS

	2001 $	2000 $	1999 $
Changes in operating assets and liabilities			
Trade debtors	**(11,236)**	(11,682)	(4,100)
Inventories	**(4,842)**	(2,131)	1,509
Prepayments and other current assets	**2,879**	(16,385)	2,820
Accounts payable	**(48,225)**	82,668	6,438
Accounts payable—TIW Group	**1,080**	3,088	3,786
Accrued liabilities	**(1,600)**	17,828	1,696
Deferred revenues	**17,211**	9,883	120
	(44,733)	83,269	12,269
Other cash flow information			
Interest paid	**52,345**	30,857	19,412
Significant non cash investing activities:			
Partial settlement on the acquisition of 5.67% [2000 - 4.23%] of MobiFon S.A.'s outstanding shares *[see note 4]*	**17,297**	15,221	—
Unpaid acquisitions of property, plant and equipment financed under supply contracts	**58,505**	106,472	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

12. SEGEMNTED INFORMATION

As at December 31, 2001, the Company has two reportable segments: cellular operations in Romania and in the Czech Republic. The Company's reportable segments are strategic business units that operate in different countries. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, including the impact of consolidation adjustments on the segments. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

Information about the reportable segments is summarized as follows:

	Romania $	Czech Republic $	Unallocated Corporate Expenses $	Total $
Year ended December 31, 2001				
Revenues				
Services	**359,868**	**125,928**	—	**485,796**
Equipment	**12,475**	**18,037**	—	**30,512**
	372,343	**143,965**	—	**516,308**
Cost of services	**69,835**	**97,275**	—	**167,110**
Cost of equipment	**27,236**	**22,323**	—	**49,559**
Selling, general and administrative expenses	**88,836**	**65,921**	**3,275**	**158,032**
Depreciation and amortization	**77,791**	**42,562**	—	**120,353**
Operating income (loss)	**108,645**	**(84,116)**	**(3,275)**	**21, 254**
Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $ 58,505 financed under supply contracts)	**122,360**	**109,211**	—	**231,571**
Property, plant and equipment, licens es and goodwill as at December 31, 2001	**537,739**	**483,604**	—	**1,021,343**
Total assets as at December 31, 2001	**648,946**	**542,159**	**1,011**	**1,192,116**
Operating income (loss) before depreciation and amortization	**186,436**	**(41,554)**	**(3,275)**	**141,607**
Year ended December 31, 2000				
Revenues				
Services	299,470	21,508	—	320,978
Equipment	8,097	12,529	—	20,626
	307,567	34,037	—	341,604
Cost of services	62,366	36,654	—	99,020
Cost of equipment	18,347	15,969	—	34,316
Selling, general and administrative expenses	96,735	63,418	7,254	167,407
Depreciation and amortization	65,965	22,056	—	88,021
Operating income (loss)	64,154	(104,060)	(7,254)	(47,160)
Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $113,971 financed under s upply contracts and capital leases)	92,510	345,962	—	438,472
Property, plant and equipment and licenses as at December 31, 2000	462,443	395,025	—	857,468
Total assets as at December 31, 2000	543,782	527,477	11,475	1,082,734
Operating income (loss) before depreciation and amortization	130,118	(82,004)	(7,253)	40,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

12. SEGEMNTED INFORMATION (CONT'D)

	Romania	Czech Republic	Unallocated Corporate Expenses	Total
	$	$	$	$
Year ended December 31, 1999				
Revenues				
Services	211,359	—	—	211,359
Equipment	22,606	—	—	22,606
	233,965	—	—	233,965
Cost of services	50,706	—	—	50,706
Cost of equipment	32,617	—	—	32,617
Selling, general and administrative expenses	95,731	4,712	1,726	102,169
Depreciation and amortization	52,238	15	—	52,253
Operating income (loss)	2,673	(4,727)	(1,726)	(3,780)
Acquisitions of property, plant and equipment and licenses	141,780	63,102	—	204,882
Operating income (loss) before depreciation and amortization	54,911	(4,712)	(1,726)	48,473

13. RELATED PARTY TRANSACTIONS

The consolidated financial statements include fees and costs charged to MobiFon S.A. and Ceský Mobil a.s. for technical service provided by companies within the TIW group of related companies [the "TIW Group"]. These fees and costs represented principally compensation of the TIW Group's employees involved directly in the Company's operations in areas such as engineering, information technology, marketing, human resource, finance administration and other costs incurred by the TIW Group on behalf of the operational subsidiaries.

Also included in the consolidated financial statements are development costs incurred by TIWC for its projects in Central and Eastern Europe in 1999 and during the years ended December 31, 2000 and 2001. These development costs include direct costs such as professional fees and travel expenses and an allocation of overhead expenses based on direct development costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

13. RELATED PARTY TRANSACTIONS (CONT'D)

These fees and costs are presented as follows:

	2001	2000	1999
	$	$	$
Selling, general and administrative expenses	**10,508**	22,478	6,542
Licenses	—	—	4,281
Property, plant and equipment	—	—	2,525
Prepaid expenses	**211**	—	480
	10,719	22,478	13,828

Advances from parent company bear interest at 14% annually and are repayable on demand.

The parent company has the option to convert the advances into Class A subordinated voting shares of the Company, subject to corporate and regulatory approvals. The conversion has to be made at a price equal to the market price of the subordinate voting shares of the Company determined based on the trading price of the Units of TIW on the Toronto Stock Exchange ["TSE"], discounted to the highest discount permitted by the TSE. In 2001, interest expense of $10 million [$0.3 million in 2000] was charged on advances from the parent company.

14. COMMITMENTS AND CONTINGENCIES

Commitments under long-term operating leases

The future minimum lease payments under operating leases, relating primarily to properties and sites, are as follows:

	$
2002	14,100
2003	10,900
2004	8,800
2005	5,700
2006	5,200
2007	4,700
Total	49,400

Not included in the above are approximately $7.2 million in annual line lease payments, the contracts for which can be terminated, subject to a 6 month lease payment penalty, and annual microwave lease payments of approximately $2.4 million. Rental expenses amounted to $11.7 million, $12.5 and $12.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Commitments under supply contracts

The Company's operating subsidiaries have purchase commitments of approximately $62 million with network equipment and systems support providers.

Minority shareholders right

In the event there has not been an initial public offering of the shares of MobiFon S.A. by October 1, 2004, a minority shareholder of MobiFon S.A. may require the Company or TIW, at the Company's option, to make an offer to acquire the minority shareholder's shares. The Company may also require the minority shareholder to sell their shares of MobiFon SA. The purchase price of such shares will be their fair market value as determined by an independent valuation and shall be payable, at the Company's option, in cash or shares of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

14. COMMITMENTS AND CONTINGENCIES (CONT'D)

As part of the creation of Ceský Mobil a.s., a minority shareholder was given a put option and, as a result, TIW Czech N.V. may be required to purchase the Ceský Mobil a.s., shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. The Company's share of the potential TIW Czech N.V. commitment amounts to 24.2%. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2001, this minority shareholder has contributed $13.0 million to the equity of Ceský Mobil a.s., and this amount is included with minority interest on the balance sheet.

License agreements

The Company's operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $11.9 million. The conditions to the various license agreements require the Company's operational subsidiaries to substantially meet the deployment plans set out in their license agreements and provide a specified level of services in their respective coverage areas.

15. FINANCIAL INSTRUMENTS

Fair value

The carrying amounts of cash and cash equivalents, trade debtors, accounts payable, value added taxes recoverable and payable as well as advances from parent company approximate their fair values due to the short-term maturity of these instruments.

The carrying amounts of short-term loans and long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Credit risk

The concentration of credit risk with respect to trade debtors is limited due to the composition of the customer base, which includes a large number of individuals and businesses. Generally, the Company does not require collateral or other security to support its receivables at MobiFon S.A. but will require deposits at Ceský Mobil a.s.

Cash and cash equivalents are deposited with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of only dealing with large, creditworthy financial institutions.

Currency risk

MobiFon S.A. operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian Lei.

As at December 31, 2001, the net monetary position held in Romanian Lei and expressed in U.S. dollars was $7.8 million [$12.3 million as at December 31, 2000].

During the year ended December 31, 2001, the Czech Koruna appreciated relative to the U.S. dollar. As at December 31, 2001, the exchange rate to Czech Koruna was $0.0281 for one Czech Koruna compared to $0.0268 for one Czech Koruna as at December 31, 2000. The appreciation has affected the Company's net assets from Ceský Mobil by $4.1 million and has been accounted for as an increase to shareholder's equity by affecting the cumulative foreign currency translation adjustment account.

16. CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, no comprehensive income (loss) statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders' equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders' equity would be increased by $6.8 million, minority interest would be increased by $16.6 million, current liabilities would be reduced by $2.8 million and long term liabilities would be reduced by $20.6 million under Canadian GAAP.

17. COMPARATIVES FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWAVE N.V.

Name: Margriet Zwarts
Title: Supervisory Board Member

Date: April __, 2001

26330781 9v8